Exhibit 99.1

Ayr Wellness Announces Changing Legacies, A Series of Expungement Events

Company Teams Up with Community Partners in MA, NY, NJ, IL and NV to Assist Individuals in Obtaining a Fresh Start

MIAMI, February 22, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the launch of Changing Legacies, a series of record expungement clinics scheduled to take place on February 27, 2022.

As part of the series, Ayr has partnered with numerous not-for-profit and community organizations with expertise in social justice and legal and criminal justice reform. The Company and its partners specifically designed each clinic to assist individuals in expunging cannabis and other non-violent crimes from their records, allowing an opportunity for a fresh start.

“Despite the legalization of cannabis across 35+ states – two-thirds of the US population – the criminal justice system still grapples with a host of issues related to the War on Drugs, which continues to disproportionately impact Black and Brown Americans,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “We believe it is critical to be part of the solution to these issues, addressing the harms of the past and creating opportunity for the future. The main objective of our ‘Changing Legacies’ program is to create an ecosystem of support, partnership and hope for that better future. We thank our partnering organizations for making an event like this possible.”

Ayr will host these expungement events in conjunction with local community partners in multiple states across the country. These events will serve as models for similar events going forward, expressing Ayr’s ongoing commitment to righting harms of the past and creating opportunities for the future.

Community partners play an essential role in promoting equity and fairness in cannabis in America, and Ayr is actively seeking more partnership opportunities for similar events in the future. If you are interested in collaborating with Ayr, please reach out to socialimpact@ayrwellness.com.

Ayr is currently calling on community organizations across the country that may be interested in hosting similar events in the future, and encourages them to reach out to the Company via socialimpact@ayrwellness.com. More information regarding Ayr’s Changing Legacies events, along with Ayr’s latest social impact activations, can be found on the Ayr Wellness Social Impact Instagram Page, @ayrsocialimpact.

Location	Partnering Organization	About our Partner	Additional Supporting Organizations
New York	The Center for Community Alternatives/ Clean Slate NY (501c3)

The Center for Community Alternatives (CCA) is a leader in community-based alternatives to incarceration and policy advocacy to reduce reliance on incarceration.

The Clean Slate NY campaign is fighting for a new law (S1553A/A6399) that will automatically clear a New Yorker’s conviction record once they become eligible. The civil damage a conviction record can inflict is often wide-ranging and enduring—permanently barring many individuals from basic opportunities like stable jobs, licenses to practice trades, and safe, secure housing.

The Legal Aid Society; Community Service Society; Legal Action Center; NYC 67th Precinct Clergy Council, Inc. (“The Godsquad”); Stash Queens; Change Agents NYC; Brooklyn Commons
Massachusetts	Mass CultivatED	Mass CultivatED is the nation’s first jails to jobs cannabis program. This innovative public-private partnership provides fellows with a robust co-op educations program, legal services, workforce preparedness training and cannabis fellowships with livable wages and benefits.	PBS (NOVA): The Cannabis Question; Greater Boston Legal Services; The Town of Somerville, MA; Let's Talk Weed
New Jersey (2)	The Library NJ	The Library of New Jersey is pursuing entry into the NJ cannabis industry as a social equity applicant, seeking to operate as a retail dispensary and in-house cannabis cultivator while simultaneously educating customers and combatting the opioid addiction crisis.	Stockton University; New Jersey Institute of Technology (NJIT)
Illinois	Cabrini Green Legal Aid	Cabrini Green Legal Aid (CGLA)is a statewide leader in supporting low-income individuals who have been negatively impacted by the criminal justice system, aiming to proactively fill the void of legal representation, wraparound services, and advocacy.	Dispensary 33
Nevada*	Minorities for Medical Marijuana: Project Clean Slate	Project Clean Slate is the social justice program for Minorities for Medical Marijuana (M4MM). The program provides expungement services for select marijuana related charges in qualifying states. The program also extends wrap-around services including access to expungement-related legal services, social service support, workforce readiness education, mentoring, and more.	The Dispensary NV; Mynt

*In Nevada, Ayr will be collecting donations at Nevada retail locations (The Dispensary NV and Mynt) between February 18 and March 4, which will directly support Project Clean Slate.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
Email: ayr@elevate-ir.com
Email: IR@ayrwellness.com